EXHIBIT 77D

Effective February 1, 2008, the BB&T Capital Manager Conservative Growth Fund, the BB&T Capital Manager Moderate Growth Fund, the BB&T Capital Manager Growth Fund, and the BB&T Capital Manager Equity Fund (collectively, the "Capital Manager Funds") changed their policy of investing exclusively in underlying BB&T Funds, and certain short-term and government instruments. Instead, under normal market conditions,the Capital Manager Funds allocate their investments among (i) BB&T Funds, and (ii) other registered open-end and closed-end investment companies (including exchange-traded funds) that are not a part of the BB&T Funds group of investment companies.

Effective April 1, 2008, the BB&T Capital Manager Equity Fund changed its policy of investing 80% of its net assets, under normal market conditions, in BB&T Funds which invest almost exclusively in equity securities. Instead, under normal market conditions, the Fund invests at least 80% of its net assets in investment companies that invest primarily in equity securities.